November 26, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Refining, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed November 8, 2012 File No. 333-184200

Ladies and Gentlemen:

Set forth below are the responses of CVR Refining, LP (the “Registrant”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-184200, filed with the Commission on November 8, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which we have filed concurrently herewith on behalf of the Registrant.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 8, 2012

General

1.	On November 16, 2012, we issued a comment letter to you regarding your pending request for confidential treatment. As we indicated in comment 5 from our letter to you dated November 1, 2012, all outstanding issues must be resolved prior to requesting accelerated effectiveness for the registration statement.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission November 26, 2012 Page 2

RESPONSE: On November 19, 2012, the Registrant separately provided a response letter to the letter referred to above from the Staff dated November 16, 2012, along with a revised confidential treatment request.

2.	Similarly, once you provide new or revised disclosure and exhibits in response to prior comments 1, 3, 12, and 19 from our letter to you dated November 1, 2012, we may have additional comments. We note the various responses in your letter dated November 7, 2012, to those prior comments. In that regard, you have yet to file a number of required exhibits, including the partnership agreement, the legality opinion, and the tax opinion, and you also indicate that you will be providing disclosure required by Item 402 of Regulation S-K. Please be sure to allow yourself sufficient time to respond to any future staff comments, once you have filed and provided the necessary information. To eliminate potential delays, we suggest that you file all omitted exhibits with your next amendment.

RESPONSE: The Registrant has provided disclosure in Amendment No. 2 in response to comments 1, 12 and 19 from the Staff’s comment letter dated November 1, 2012 (“Prior Comment Letter”), and has filed substantially all omitted exhibits therewith. The Registrant has filed forms of the opinions regarding legality of the common units offered pursuant to the offering and tax matters as Exhibits 5.1 and 8.1, respectively, and will file the executed opinions in the amendment subsequent to the determination of the number of common units that will be offered. The Registrant will also file forms of the Underwriting Agreement, the Contribution Agreement and the CVR Refining, LP Long-Term Incentive Plan in a subsequent amendment to the Registration Statement. The Registrant will provide the Staff with a price range, together with information in the registration statement derived from the price range, in response to Comment 3 of the Prior Comment Letter as soon as possible to allow the Staff sufficient time to review prior to requesting effectiveness of the Registration Statement.

Risk Factors, page 23

3.

As revised and expanded, this section now covers 31 pages, including at least one risk factor which covers three pages. As Item 503(c) of Regulation states in part, “This discussion must be concise and organized logically.” In addition, much of the new disclosure includes extraneous text or disclosure which mitigates the risks you present, such as “no assurance” language and your statement at page 31 that you believe you will have sufficient liquidity as a result of the revolving credit facility. Please revise this section generally to eliminate excessive detail, to state the

Securities and Exchange Commission November 26, 2012 Page 3

risk concisely in each case, and to present the discussion in a plain and direct manner without qualifying language where possible. Where appropriate, the additional detail and context may appear elsewhere in your prospectus, but it does not belong in this section.

RESPONSE: The Registrant has revised the “Risk Factors” section of the Registration Statement accordingly.

Financial Statements

4.	Please update your pro forma and historical financial statements through September 30, 2012.

RESPONSE: The Registrant has revised the Registration Statement to include historical and pro forma financial statements through September 30, 2012.

CVR Refining, LP Combined Financial Statements

Condensed Combined Statements of Operations, page F-5 and F-32

5.	We have reviewed your response to prior comment 21. Please provide pro forma net income per unit for all periods presented based upon historical net income and the number of common units that will be owned by CVR Refining Holdings, LLC prior to the initial public offering. As previously indicated, we typically require pro forma presentation for all periods for a reorganization of entities under common control and that certain changes in capital structure be given retroactive effect. We believe pro forma net income per unit for all periods is required under this guidance.

RESPONSE: The Registrant respectfully submits that it is industry practice for master limited partnerships to not include pro forma presentations of historical earnings per unit for periods prior to the date of their initial public offerings in registration statements for initial public offerings, as well as their in subsequent ongoing periodic reports. Consistent with that practice, the Registrant does not intend to include such a pro forma presentation in its periodic reports on Form 10-Q and Form 10-K, and believes it would not provide meaningful information for prospective investors to include such information in its combined historical financial statements included in the Registration Statement.

*        *        *         *        *

Securities and Exchange Commission November 26, 2012 Page 4

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (713) 758-4629.

Very truly yours,

/s/ E. Ramey Layne

E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc:

Paul Monsour (U.S. Securities and Exchange Commission)

Michael Fay (U.S. Securities and Exchange Commission)

John Cannarella (U.S. Securities and Exchange Commission)

Timothy Levenberg (U.S. Securities and Exchange Commission)

John J. Lipinski (CVR Refining, LP)

Susan Ball (CVR Refining, LP)

Edmund S. Gross (CVR Refining, LP)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Keith Benson (Latham & Watkins LLP)